Exhibit 12(a)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

								Twelve
								Months
						Six Months		Ended
	Year Ended December 31,					Ended June 30,		June 30,
(dollars in thousands)	2004	2005	2006	2007	2008	2008	2009(2)	2009
Net income (loss)	$24,219	$47,470	$45,232	$47,001	$11,037	$13,557	$(31,930)	$(34,450)
Income tax expense (benefit)	11,764	35,488	35,753	38,198	14,914	12,330	(16,946)	(14,362)
Fixed charges	116,409	137,889	171,686	224,932	230,078	114,073	124,398	240,403

Earnings	152,392	220,847	252,671	310,131	256,029	139,960	75,522	191,591

Interest expense, net	64,425	80,345	109,806	158,609	156,716	78,633	87,899	165,982
Rent under leases representative of an interest factor (1/3)	51,984	57,544	61,880	66,323	73,362	35,440	36,499	74,421
Preferred dividends	0	0	0	0	0	0	0	0

Fixed Charges	116,409	137,889	171,686	224,932	230,078	114,073	124,398	240,403

Ratio of earnings to fixed charges	1.3x	1.6x	1.5x	1.4x	1.1x	1.2x	0.6x	0.8x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the six and twelve months ended June 30, 2009, earnings were insufficient to cover fixed charges by $48.9 million and $48.8 million, respectively.